UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

WALDENCAST PLC
(Name of Issuer)

Class A ordinary shares, $0.0001
par value per share
(Title of Class of Securities)

G9503X103
(CUSIP Number)

Zeno Investment Master Fund
Zeno Equity Partners LLP
272 Kings Road, College House 3rd floor, London SW3 5AW
+44 (0) 207 352 3535
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9503X103

1	NAME OF REPORTING PERSON Zeno Investment Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,500,709(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,500,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,500,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%(2)
14	TYPE OF REPORTING PERSON PN

(1)
Represents the aggregate number of Class A ordinary shares held by the Reporting Person, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares; (ii) Class A ordinary shares issuable upon the exercise of the private placement warrants; (iii) Class A ordinary shares issuable upon the exercise of redeemable warrant; and (iv) Class A ordinary shares subscribed by Zeno Investment Master Fund pursuant to the Subscription Agreement signed on September 14, 2023.

(2)
Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the 103,152,281 shares of Class A ordinary shares outstanding, as reported in the Form 20-F filed by the Issuer on January 16, 2024, and an additional: (i) 2,311,110 Class A ordinary shares issuable upon exercise of private placement warrants held by Zeno Investment Master Fund; and (ii) 3,666,666 Class A ordinary shares issuable upon the exercise of redeemable warrant held directly by Zeno Investment Master Fund.

CUSIP No. G9503X103

1	NAME OF REPORTING PERSON Zeno Equity Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,500,709(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,500,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,500,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%(2)
14	TYPE OF REPORTING PERSON PN

(1)
Represents the aggregate number of Class A ordinary shares beneficially owned by the Reporting Person, which are held indirectly through Zeno Investment Master Fund, which directly holds the Class A ordinary shares reported herein, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares; (ii) Class A ordinary shares issuable upon the exercise of the private placement warrants; and (iii) Class A ordinary shares issuable upon the exercise of redeemable warrant.

(2)
Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the 103,152,281 shares of Class A ordinary shares outstanding, as reported in the Form 20-F filed by the Issuer on January 16, 2024, and an additional: (i) 2,311,110 Class A ordinary shares issuable upon exercise of private placement warrants held by Zeno Investment Master Fund; and (ii) 3,666,666 Class A ordinary shares issuable upon the exercise of redeemable warrant held indirectly through Zeno Investment Master Fund.

CUSIP No. G9503X103

1	NAME OF REPORTING PERSON Cristiano Souza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,500,709(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,500,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,500,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%(2)
14	TYPE OF REPORTING PERSON PN

(1)
Represents the aggregate number of Class A ordinary shares beneficially owned by the Reporting Person, which are held indirectly through Zeno Investment Master Fund, which directly holds the Class A ordinary shares reported herein, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares; (ii) Class A ordinary shares issuable upon the exercise of the private placement warrants; and (iii) Class A ordinary shares issuable upon the exercise of redeemable warrant.

(2)
Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the 103,152,281 shares of Class A ordinary shares outstanding, as reported in the Form 20-F filed by the Issuer on January 16, 2024, and an additional: (i) 2,311,110 Class A ordinary shares issuable upon exercise of private placement warrants held by Zeno Investment Master Fund; and (ii) 3,666,666 Class A ordinary shares issuable upon the exercise of redeemable warrant held indirectly through Zeno Investment Master Fund.

Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2022, as amended on September 21, 2023, as amended on December 1, 2023 (“Amendment No. 2”), relating to Class A ordinary shares, $0.0001 par value per share (the “Class A ordinary shares”), of Waldencast plc, a public limited company under the laws of Jersey (the “Issuer”) (as so amended, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

This Amendment No. 3 is being filed to include Cristiano Souza, the controlling shareholder of Zeno Equity Partners LLP (“Zeno Partners”), as a Reporting Person on this Schedule 13D.  As previously disclosed, On November 30, 2023, Zeno Investment Master Fund (“Zeno Fund”), formerly known as Dynamo Master Fund, became managed by Zeno Partners  instead of Dynamo Internacional Gestão de Recursos Ltda. (“Dynamo Internacional”). Therefore, Dynamo Internacional and Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior (“Dynamo Global”) were no longer members of the same group as Zeno Fund as of such date and ceased to be Reporting Persons immediately upon the filing of Amendment No. 2 to the Schedule 13D on December 1, 2023. As the controlling shareholder of Zeno Partners, Mr. Souza may be deemed to beneficially own the Issuer securities beneficially owned by Zeno Fund and Zeno Partners. Mr. Souza disclaims ownership of the Class A ordinary shares beneficially owned by the other Reporting Persons, except to the extent he has a pecuniary interest therein.

The principal executive office of the Issuer is 10 Bank Street, Suite 560, White Plains, New York 10606. Except as specifically provided herein, this Amendment No. 3 does not modify or amend any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)
This Schedule 13D is being filed jointly by: (i) Zeno Investment Master Fund, a Brazilian limited company (“Zeno Fund”); (ii) Zeno Equity Partners LLP, a United Kingdom limited liability partnership (“Zeno Partners”), and (iii) Cristiano de Mesquita Souza, a Brazilian citizen (collectively, the “Reporting Persons”). Zeno Partners is the investment manager of Zeno Fund, the record holder of the Issuer securities reported herein.  Mr. Souza is the controlling shareholder of Zeno Partners.

(b)	The principal office and business address of each of the Reporting Persons is 272 Kings Road, College House 3rd floor, London SW3 5AW.

(c)	Zeno Fund and Zeno Partners are principally engaged in the business of investments in securities. The principal occupation of Mr. Souza is serving as the managing partner of Zeno Partners.

Attached as Exhibit G hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each director of Zeno Fund and each executive officer of Zeno Partners.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Exhibit G for citizenship of each director of Zeno Fund and each executive officer of Zeno Partners.

Nothing in this Schedule 13D shall be construed as an admission that any transaction described herein took place in the United States or that Section 13(d) of the Exchange Act applies extraterritorially to the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Mr. Souza serves as a member of the board of directors of the Issuer. In such capacity, Mr. Souza and the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Item 4 of this Schedule 13D.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except as set forth herein, there have been no transactions in Class A ordinary shares effected by the Reporting Persons during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 9, 2024, the Reporting Persons entered into a certain Joint Filing Agreement. A copy of the Joint Filing Agreement is attached as Exhibit I hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit I	Joint Filing Agreement among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

February 9, 2024

Zeno Investment Master Fund

By:	/s/ Theodoro Arthur da Costa Messa
	Name:	Theodoro Arthur da Costa Messa
	Title:	Executive Officer

Zeno Equity Partners LLP

By:	/s/ Theodoro Arthur da Costa Messa
	Name:	Theodoro Arthur da Costa Messa
	Title:	Executive Officer

Cristiano de Mesquita Souza

By:	/s/ Cristiano Souza
	Name:	Cristiano Souza
	Title:	Executive Officer